EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synthetech, Inc.:

We consent to the use of our report dated May 12, 2006 (except for notes B and P, which are as of June 20, 2006) with respect to the balance sheets of Synthetech, Inc. as of March 31, 2006 and 2005, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2006, incorporated herein by reference. Our report contains an explanatory paragraph that states that Synthetech, Inc. has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Portland, Oregon
January 30, 2007